Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing Person: Corporate Property Associates 17 – Global Incorporated

Subject Company: Corporate Property Associates 17 – Global Incorporated

Commission File Number: 000-52891

June 2018

Dear CPA®:17 – Global Stockholder,

On June 20, 2018, CPA®:17 – Global hosted a conference call relating to its previously announced proposed merger with its advisor, W. P. Carey Inc., a publicly traded company on the New York Stock Exchange (NYSE:WPC).  A webinar of this conference call will be accessible via our website at ww.cpa17global.com.  The script used in the webinar is attached hereto.  Stockholders seeking additional information should read the Form 8-K and Investor Presentation filed with the Securities and Exchange Commission on June 18, 2018 and June 19, 2018, respectively, which can be found at www.cpa17global.com or www.sec.gov.

Stockholders are advised to review the webinar and the other filings made by CPA®:17 – Global or by W. P. Carey Inc. with the Securities and Exchange Commission (the “SEC”) before making an investment or other decision.

With best regards,

/s/ Susan C. Hyde

Susan C. Hyde
Managing Director

Cautionary Statement Concerning Forward-Looking Statements:

The consummation of the proposed merger and related transactions is subject to certain conditions, including, among other things, the completion of a solicitation period ending on July 18, 2018 during which CPA®:17 – Global will solicit competing transactions and receipt of the requisite stockholder approvals, and there can be no assurance that the merger and related transactions will be consummated.

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements include, among other things, statements regarding intent, belief or expectations and can be identified by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate” “forecast,” and other comparable terms.  These forward-looking statements include, but are not limited to, statements regarding the benefits of the Merger, the financial position and capitalization of the combined company and the expected timing of completion of the proposed Merger.  These statements are based on current expectations and actual results could be materially different from those projected in such forward-looking statements.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Discussions of some of these important factors and assumptions are contained in W. P. Carey’s and CPA®:17 – Global’s filings with the SEC and are available at the SEC’s website at http://www.sec.gov, including: Item 1A. Risk Factors in each company’s Annual Report on Form 10-K for the year ended December 31, 2017. These risks, as well as other risks associated with the proposed Merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that W. P. Carey will file with the SEC in connection with the proposed Merger.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  Except as required under the federal securities laws and the rules and regulations of the SEC, W. P. Carey and CPA®:17 – Global do not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

Additional Information and Where to find it:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  W. P. Carey intends to file a registration statement on Form S-4 that will include a joint proxy statement / prospectus and other relevant documents to be mailed by W. P. Carey and CPA®:17 – Global to their respective security holders in connection with the proposed Merger.  WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CPA®:17 – GLOBAL AND W. P. CAREY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, CPA®:17 – GLOBAL AND THE PROPOSED MERGER.  INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.  Investors will be able to obtain these materials (when they become available) and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials (when they become available) will also be available free of charge by accessing W. P. Carey’s website (http://www.wpcarey.com) or by accessing CPA®:17 – Global’s website (http://www.cpa17global.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA®:17 – Global, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation:

Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 3, 2018 in connection with its 2018 annual meeting of stockholders, and information regarding CPA®:17 – Global’s directors and executive officers is available in its proxy statement filed with the SEC by CPA®:17 – Global on April 20, 2018 in connection with its 2018 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

WEBINAR SCRIPT

Rebecca Reaves (Executive Director, W. P. Carey Inc.): Good afternoon everyone and thank you for joining us today! With me today to discuss the proposed merger of W. P. Carey Inc. and CPA:17 – Global is our CEO, Jason Fox, and our President, John Park. Following the presentation, Jason and John will be answering your questions about the transaction. Questions will need to be submitted through the phone and instructions on how to dial in are available for you on your screen.

I would like to remind everyone that some of the statements made on this call are not historic facts and may be deemed forward-looking statements, including but not limited to statements regarding the timing and/or expected impacts of the proposed merger. Factors that could cause actual results to differ materially from our expectations are provided in our SEC filings.

And now, please allow me to turn the call over to Jason.

Jason Fox (Chief Executive Officer, W. P. Carey Inc.): Thank you, Becky, and good afternoon everyone! The Boards of Directors of CPA:17 and W. P. Carey have voted unanimously to approve the merger of CPA:17 and W. P. Carey, and John and I are excited to be here with you to discuss the transaction and answer your questions.

I would like to start with a quick overview of the key terms of the merger but mostly I want to focus on why we believe this is such a compelling transaction for CPA:17 shareholders. The slides we will be reviewing today are available on CPA:17 – Global’s website.

[CPA:17 – Global Investor Presentation, Slide 2: Transaction Overview]

This transaction will provide liquidity to CPA:17 shareholders by delivering shares in W. P. Carey, a publicly traded net-lease REIT that benefits from a similar long-term, income-oriented investment strategy and a history of consistent dividend growth.

For those of you who may be more familiar with W. P. Carey as advisor to the managed programs and not as a public company, let me give you a little background. W. P. Carey was founded 45 years ago in 1973 by Bill Carey and has been publicly traded since 1998 and a REIT since 2012, delivering attractive returns for more than four decades and increasing its dividend every year since going public in 1998.  W. P. Carey was a pioneer of net-lease investing and today ranks among the largest and foremost REITs operating in this space.

W. P. Carey’s balance sheet is investment grade, and we are proud of the strength of our balance sheet and the risk profile of the company which allows us to access many forms of capital through both bank debt—as well as unsecured bonds—in addition to the typical capital equity markets. W. P. Carey has a highly diversified portfolio, diversified by geography, asset type and tenant industry. The current W. P. Carey portfolio is made up of close to 900 net-lease properties primarily in the major asset classes of industrial, office, retail and warehouse facilities located primarily in the U.S. and Northern and Western Europe with almost 100% occupancy.

In the merger, CPA:17 shareholders will receive a fixed exchange ratio of 0.16 shares of WPC stock for each CPA:17 share. Based on WPC’s closing price on June 15 of $67.03, that implies a merger consideration of $10.72 for each CPA:17 share. Because the exchange is based on a fixed ratio, the ultimate consideration received by CPA:17 investors may be higher or lower as W. P. Carey’s stock price changes.

The merger agreement contains a 30-day go-shop provision and the Special Committee of CPA:17’s independent directors intends to actively solicit potential alternatives to this transaction. We would expect to close the transaction some time in the fourth quarter of 2018.

[Slide 3: Strategic Rationale and Transaction Benefits]

As mentioned, the merger provides liquidity to CPA:17 shareholders through shares in a publicly traded net-lease REIT with no lock-up on the WPC shares issued. And because this transaction is expected to be tax deferred for CPA:17 shareholders, they can control the timing of any taxable event related to the sale of their shares. We know—because of both our past experience and what we continue to hear from our current investors—that some investors will choose to hold onto their WPC shares and continue to receive income in the form of quarterly dividends, which we expect will be at a slightly increased rate compared to what they are getting now and then may increase over time, provided that WPC dividends increase as they have over the past 20 years.

The acquisition of CPA:17 is an important part of W. P. Carey’s strategic shift to focus on net-lease investing for its balance sheet. It is also a truly unique opportunity for W. P. Carey to acquire a large, high-quality portfolio of real estate that aligns well with its existing portfolio and one that it knows extremely well. W. P. Carey underwrote, acquired and managed these assets and knows them intimately.

We believe the transaction will improve W. P. Carey’s cost of capital and result in better opportunities to make new investments and generate long-term earnings growth.

[Slide 4: WPC Has Provided Liquidity to Prior CPAs and Created Long-term Shareholder Value]

For those of you who had clients in CPA:15 or CPA:16, you are familiar with how WPC has provided liquidity through a merger with WPC. In 2012, we converted to a REIT and merged with CPA:15 and subsequently merged with CPA:16 in the following year. In recent years, W. P. Carey has evolved and created significant shareholder value for your clients who have continued to hold their WPC shares. We obtained BBB and Baa2 investment grade ratings and have transitioned and simplified our capital structure. Last year we announced the difficult strategic decision to exit from the fundraising business for non-traded funds and simplify our business. We have grown over the last few years largely by issuing equity and debt in the public markets, while improving the quality of our portfolio through our proactive asset management approach and consistently grown AFFO per share.

We expect that this transaction will continue to deliver strong results.

[Slide 5: Significantly Increases W. P. Carey’s Size, Scale and Prominence]

W. P. Carey is the second largest net-lease REIT and as a result of this merger will have a pro forma equity market capitalization of approximately $10.9 billion and a total enterprise value of $17.3 billion—and ranked in the top 25 in the US MSCI REIT index. W. P. Carey will gain significant scale, which as a public company is beneficial because it allows us to operate more efficiently by spreading our fixed expenses over a larger asset base and will lower our cost of capital, which we believe will increase the pool of accretive opportunities available to us.

[Slide 6: The Combined Portfolio

Slide 7: Combined Company Portfolio Overview]

I would like to spend some time taking a look at what W. P. Carey’s portfolio looks like following the acquisition of CPA:17’s portfolio. The combined portfolio will have over 1,100 properties, over 300 tenants and over $1 billion of annual rent. There will be virtually no integration risks and no changes to W. P. Carey’s management or board since we already manage these assets.

[Slide 8: Pro Forma Portfolio Diversification]

In terms of assets, the geographic diversity of CPA:17 and WPC share a consistent focus on North America and Northern and Western Europe. The combined portfolio will be well-diversified by asset type, with warehouse and industrial accounting for approximately 43% of its net-lease real estate assets.

The top ten tenants’ concentration will be 25% with only two tenants comprising greater than 3% of ABR. The leases include the types of rent bumps that we consider most attractive, with the majority of leases having CPI-based growth, positioning us well for a higher inflationary environment. This is one element of our investment strategy that has allowed us to increase our dividends over time and CPA:17 investors who choose to continue to hold their shares should benefit from this.

[Slide 9: Long Weighted Average Lease Term and Lease Maturities]

The combined portfolio will have a weighted average lease term of 10.4 years, comparing favorably to peers and consistent with our long-term investment strategy. Near-term lease expirations are very manageable, and our proactive asset management is central to our approach, enabling us to stay well ahead of them.

[Slide 10: Strong Credit Profile]

We believe W. P. Carey’s attractive credit profile following the transaction enhances liquidity that the combined company will benefit from an improved cost of capital and result in better opportunities to make new investments and generate long-term earnings growth in the future.

[Slide 12: Investor Returns

Slide 13: Proven Asset Management Track Record]

Since launching the first CPA program in 1979 we have focused on providing investors with investments that can perform in good times and bad. We are proud that 15 programs completed their full investment cycle, successfully generating strong returns on average for investors throughout varying economic cycles.  We have an established history of building long term value in these funds by successfully underwriting and assembling a diversified portfolio to generate steady cash flow and maximize portfolio value. W. P. Carey has been the ultimate acquirer of all of the programs and we are proud of the returns we have provided to the investors of these funds.

[Slide 14: CPA®:17 – Global Performance]

CPA:17 has a history of paying a consistent quarterly distribution to its shareholders and we expect that CPA:17 will continue to pay consistent quarterly distributions through the close of the merger. However, distributions declared are at the discretion of the board and cannot be guaranteed. A shareholder who purchased CPA:17 at inception for $10 per share has earned $6.70 per share in quarterly income. Based on WPC’s closing price on June 15th, CPA:17 shareholders will receive a merger consideration of $10.72, based on the fixed exchange ratio of 0.16 shares of WPC for each CPA:17 share. In this scenario, a shareholder would recognize a total return as a percentage of their original investment of 174%. This equates to an average annual return of approximately 7%.

Following the merger, WPC expects to maintain its current quarterly dividend of $1.02 per share. Shareholders who continue to hold will immediately recognize a slight increase to their quarterly income—with improved dividend coverage—but more importantly, will have the opportunity to participate in any future increases in that dividend, which, while not guaranteed, have been the hallmark of WPC since it went public 20 years ago.

[Slide 15: Compelling Transaction for CPA®:17 – Global]

So to reiterate our points from earlier in the presentation, we believe this is a compelling transaction for CPA:17 shareholders because:

•                  It provides CPA:17 – Global shareholders with liquidity;

•                  It provides opportunity for CPA:17 – Global shareholders to continue their investment, on a tax deferred basis, in a similar company, receiving income in the form of quarterly dividends and participating in the potential upside of a leading publicly traded REIT;

•                  It supports W. P. Carey’s strategy of further simplifying its business and accelerates its strategy to focus on net lease investing for its balance sheet; and

•                  CPA:17 shareholders will own shares in a large, diversified net-lease REIT, with even greater financial strength and flexibility.

We are truly excited about the prospects of the combined company and look forward to communicating with you as we make further progress.

At this time, let me turn the call back over to Becky to review some additional items.

Rebecca Reaves: Thank you providing that great overview of the proposed merger, Jason!

We encourage you to review all of the merger-related materials, which are available on CPA:17’s website in the Forms & Materials section. As Jason mentioned earlier, that includes the slides from today’s presentation.

Tomorrow, investors will be sent a letter informing them of the proposed transaction and a copy of that client correspondence has been sent to your financial advisors. This letter can also be downloaded from CPA:17’s website and is available to you in your webinar screen.

We anticipate the next communication to shareholders will be following the effectiveness of the S-4, and a full set of proxy materials further describing the merger will be sent to shareholders.

Also, in connection with the merger, CPA:17 has suspended reinvestments under its distribution reinvestment plan and those investors previously reinvesting their quarterly distributions will receive future CPA:17 distributions in cash. Consistent with how we have handled this for our past mergers, checks will be paid to the investor’s address of record, unless the account is held with a custodian or is broker-controlled. In those instances, distributions will be paid to the custodian or broker.

Additionally, CPA:17 has suspended its share redemption plan, with the exception of Special Circumstance Redemptions. Guidelines for what qualifies as a special circumstance redemption can be found on the website. However, if an investor had a current redemption in good order and eligible for our June redemptions, those redemptions are approved. Those investors were sent a letter yesterday, by FedEx, informing them that their redemption was approved but also providing them the option to rescind their redemption request in light of the proposed merger. In order to rescind the redemption request, our Investor Relations team must be notified by June 26th. Financial advisors of clients with eligible redemptions for June were emailed a copy of that correspondence this morning.

At this time, I will turn the call back over to the operator to open up the phones for questions.

[Q&A coordinated by the operator.]